EXHIBIT 4.15

THIRD AMENDMENT TO THE
FIRSTWAVE TECHNOLOGIES, INC.
EMPLOYEE STOCK PURCHASE PLAN

               This Third Amendment to the Firstwave Technologies, Inc. Employee Stock Purchase Plan (the “Amendment”) is made as of the 14th day of May 2001, by Firstwave Technologies, Inc., a Georgia corporation (the “Company”).

WITNESSETH:

               WHEREAS, the Company established the Firstwave Technologies, Inc. Employee Stock Purchase Plan effective December 30, 1994 and amended such plan May 12, 1998 and June 30, 1998 (the “Plan”);

               WHEREAS, Paragraph 16 of the Plan requires the Board of Directors of the Company to submit for approval to the shareholders any amendment that would increase the number of shares authorized by the Plan; and

               WHEREAS, the Board of Directors has authorized and directed, subject to such shareholder approval, to increase by 20,000 the total number of Shares which may be granted or awarded under the Plan.

               NOW, THEREFORE, for and in consideration of the foregoing premises, and other good and valuable consideration, the Plan is amended as follows:

3.	By deleting the second sentence of the first paragraph of Paragraph 11 and substituting the following:

“The maximum number of shares made available for sale under the Plan shall be ninety thousand (90,000) shares, subject to adjustment upon changes in capitalization of the Company as provided in Paragraph 15 below.”

4.	This Amendment shall be effective as of the date set forth above. Except as hereby amended, the Plan shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned does hereby execute this Amendment as of the date set forth above.

FIRSTWAVE TECHNOLOGIES, INC.

By:	/s/ Richard T. Brock

Richard T. Brock, President and Chief Executive Officer